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                                  EXHIBIT 5.1

                       [LETTERHEAD OF LAWRENCE A. GROSS]
  April 30, 1997



  SunGard Data Systems Inc.
  1285 Drummers Lane
  Wayne, PA 19087

  Gentlemen:

  I am Vice President and General Counsel to SunGard Data Systems Inc. ("Company"). Our corporate legal department, under my supervision, has participated in the preparation of the Registration Statement on Form S-3 ("Registration Statement") to be filed by the Company with the Securities Act of 1933, as amended, relating to the registration of 267,786 shares of common stock, par value $.01 per share ("Common Stock"), which have been included in the Registration Statement for the respective accounts of the persons identified in the Registration Statement as Selling Stockholders. This opinion is furnished pursuant to the requirement of item 601(b)(5) of Regulation S-K.

  In rendering this opinion, we have examined the following documents: (i) the Company's Certificate of Incorporation and By-laws, as amended and restated since the inception of the Company, (ii) resolutions adopted by the Board of Directors on November 11, 1996, December 11, 1996 and January 13, 1997, and
  (iii) the Registration Statement. We have assumed and relied, as to questions of fact and mixed questions of law and fact, on the truth, completeness, authenticity and due authorization of all documents and records examined and the genuineness of all signatures. This opinion is limited to the laws of the State of Delaware.

  Based upon and subject to the foregoing, in our opinion, the shares of Common Stock are legally issued, fully paid and non-assessable.

  We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement.

  Sincerely,

  /s/ Lawrence A. Gross

  Lawrence A. Gross
  Vice President and
  General Counsel